SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                            ----------------------

                                SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                              (Amendment No.1)

                                CADIZ INC.
                            (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                127537108
                              (CUSIP Number)

                            October 24, 2003
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ] Rule 13d-1(b)
     [x ] Rule 13d-1(c)
     [  ] Rule 13d-1(d)





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                                             CUSIP No. 127537108


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     OZ Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [x]
                                                       (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

          340,834 Shares

     6.   SHARED VOTING POWER

          0

     7.   SOLE DISPOSITIVE POWER

          340,834 Shares

     8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     340,834 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.6%

12.  TYPE OF REPORTING PERSON

     IA

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                                             CUSIP No. 127537108


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     OZF Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [x]
                                                       (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

          74,166 shares

     6.   SHARED VOTING POWER

          0

     7.   SOLE DISPOSITIVE POWER

          74,166 Shares

     8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     74,166 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%

12.  TYPE OF REPORTING PERSON

     PN


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This Amendment No.1 to Schedule 13G amends a Schedule 13G, dated November
28, 2001, with respect to shares of Common Stock ("Shares") of Cadiz, Inc. beneficially owned by each of OZ Management, L.L.C., a Delaware limited liability company ("OZ Management") and OZF Management, L.P., a Delaware limited partnership ("OZF Management"). This Amendment is filed to amend Items 1, 4 and 5, as contained in the Schedule 13G previously filed.


Item 1(a).     Name of Issuer:

          Cadiz Inc., a Delaware corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               777 South Figueroa Street, Suite 4250, Los Angeles, California 90017.


Item 2(a). -  3.    No Amendment


Item 4.   Ownership

See cover page for each Reporting Person.

OZ Management serves as an investment manager to a number of discretionary accounts and investment entities for which it has voting and dispositive authority over its 340,834 Shares reported hereby. OZF Management also serves as an investment manager to a number of discretionary accounts and investment entities, for which it has voting and dispositive authority over its 74,166 Shares reported hereby. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the senior managing member of OZ Management and a senior managing member of OZF Management, L.L.C., the general partner of OZF Management. Furthermore, Stephen C. Freidheim is also a senior managing member of OZF Management, L.L.C. As such, both may be deemed to control such entity and therefore, indirectly, the Shares reported hereby.


Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [x]


Item 6. - 9  No amendment.


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 31, 2003


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
-------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member



OZF MANAGEMENT, L.P.
By:  OZF Management, L.L.C.
     as General Partner

By:  /s/ Daniel S. Och
----------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member